Zebra Holdco, Inc.

c/o Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, WA 98101

October 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Zebra Holdco, Inc.
Registration Statement on Form S-4
Filed September 12, 2014
File No. 333-198695

Trulia, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for Quarterly Period Ended June 30, 2014
Filed August 8, 2014
File No. 001-35650

Dear Ms. Jacobs:

This letter responds to the letter dated October 9, 2014, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Zebra Holdco, Inc. (the “Company” or “Holdco”) on September 12, 2014 and the Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarterly period ended June 30, 2014 filed by Trulia, Inc. (“Trulia”). We have included in this letter, where relevant, responses forwarded to us by counsel to and/or representatives of Zillow, Inc. (“Zillow”), Trulia, J.P. Morgan Securities LLC (“J.P. Morgan”) and Goldman Sachs & Co. (“Goldman Sachs”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1 to the Registration Statement (the “Amendment”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have enclosed with this letter on a supplemental basis a marked copy of the Amendment, reflecting all changes to the Registration Statement.

October 17, 2014

Zebra Holdco Form S-4 filed September 12, 2014

Cover Page

1.	Please disclose the title and aggregate number of securities offered. Refer to Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure has been revised on the cover page of the Amendment to disclose the title and number of shares expected to be issued upon completion of the mergers.

Questions and Answers about the Mergers and the Special Meeting, page 1

2.	We note reference in this section and the summary section to “Zillow excluded shares” and “Trulia excluded shares,” although the terms are not defined until page 85. Please define the terms where they first appear in the registration statement.

Response: In response to the Staff’s comment, the disclosure has been revised on page 2 of the Amendment to move the definitions of “Zillow excluded shares” and “Trulia excluded shares” up to where the terms first appear.

3.	Please add a question and answer that briefly describes the conditions to the merger. Explain why authorization of nonvoting Class C capital stock in Holdco’s amended and restated articles of incorporation is required for the mergers to be completed. Also, clarify that you do not have any current plans to issue the Class C stock.

Response: In response to the first sentence of the Staff’s comment, a new question and answer has been included on page 5 of the Amendment.

The Company supplementally informs the Staff that the authorization of nonvoting Class C capital stock in the Company’s amended and restated articles of incorporation is required for the mergers to be completed because (i) a condition to each of Zillow’s and Trulia’s obligation to complete the mergers is obtaining the “Trulia Stockholder Approval” and the “Zillow Shareholder Approval” (which are each defined as the approval necessary to “approve this Agreement, the [Trulia][Zillow] Merger and the other transactions contemplated hereby”), (ii) the form of amended and restated articles of incorporation of the Company governing the terms of the securities of the Company to be issued to the stockholders of Trulia and the shareholders of Zillow pursuant to the Trulia Merger and the Zillow Merger, respectively, was specifically negotiated by Zillow and Trulia, and the merger agreement provides that such form may not be amended without the consent of both Zillow and Trulia, and (iii) the adoption of such form of articles of

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incorporation is thus a “transaction contemplated [by the Merger Agreement]” and a component of the Trulia Stockholder Approval and Zillow Shareholder Approval that are conditions to each of Zillow’s and Trulia’s obligation to complete the mergers.

In response to the third sentence of the Staff’s comment, the new question and answer includes a reference to the “Proposal No. 2: Approval of Authorization of Nonvoting Class C Capital Stock in Holdco’s Amended and Restated Articles of Incorporation by Zillow Shareholders and Trulia Stockholders” section, which section includes further discussion of the Class C capital stock, including a statement that the Zillow board presently has no specific plans, arrangements, or understandings for the issuance of Holdco Class C capital stock following the mergers.

4.	Please revise to add a question and answer to briefly describe and quantify the interests that certain directors and officers of Zillow and Trulia have that differ from the companies’ shareholders.

Response: In response to the Staff’s comment, a new question and answer has been included on page 3 of the Amendment.

5.	Please add a question and answer that discusses the composition of Holdco’s board of directors after the mergers. For example, please disclose that the board will have ten directors, which will include all of Zillow’s current directors and two current Trulia directors.

Response: In response to the Staff’s comment, a new question and answer has been included on pages 9-10 of the Amendment to discuss the composition of Holdco’s board of directors after the mergers.

6.	Please add a question and answer that briefly discusses the positive and negative factors that the Zillow and Trulia boards considered in connection with the mergers, such as the fact that the mergers are expected to result in at least $100 million in annualized cost savings by 2016.

Response: In response to the Staff’s comment, two new questions and answers have been included on pages 8-9 of the Amendment to discuss the positive and negative factors that the Zillow and Trulia boards considered.

What happens if the mergers are not completed?, page 4

7.	Please disclose in this question and answer the amount of the termination fees and the circumstances under which they would be triggered.

Response: In response to the Staff’s comment, additional disclosure has been included on page 5 of the Amendment.

October 17, 2014

What vote is required to approve each Zillow proposal?, page 5

8.	Please disclose the percentage of the voting power of Zillow’s outstanding common stock held by Zillow’s Class B common stockholders, Messrs. Barton and Frink. Also, disclose that Messrs. Barton and Frink have entered into a voting agreement that obligates them to vote for the merger agreement and the other proposals to be considered at the Zillow special meeting. Please also disclose, if true, that by virtue of Messrs. Barton and Frink’s voting agreement, the merger agreement and the authorization of nonvoting Class C capital stock will be approved by Zillow shareholders regardless of the votes cast by other Zillow’s stockholders. In this regard, we note the disclosure on page 174. Please ensure that similar disclosure is provided on the prospectus cover page, in the summary and elsewhere as appropriate. Refer to Item 3(h) of Form S-4. Finally, add a question and answer and disclose in the summary that upon closing of the mergers, Messrs. Barton and Frink will hold a majority of the total voting power of Holdco’s capital stock and will have significant control over the management and affairs of Holdco.

Response: In response to the Staff’s comment, the disclosure has been revised on the cover page and pages 7, 18-19 and 80 of the Amendment to disclose the voting power of Messrs. Barton and Frink and to discuss the fact that by virtue of their voting power and voting agreement, each of the Zillow proposals will be approved without the affirmative vote of any other Zillow shareholder. In addition, a question and answer has been added on page 4, and disclosure has been added to the summary section on pages 16-17, of the Amendment to disclose that upon closing of the mergers, Messrs. Barton and Frink will hold a majority of the total voting power of Holdco’s capital stock and will have the ability to elect all of Holdco’s directors and to determine the outcome of most matters submitted for a vote of Holdco shareholders.

Summary, page 13

9.	Please discuss the reasons of Zillow and Trulia for entering into the merger agreement. Also, provide a statement as to the accounting treatment of the transaction. Refer to paragraphs (b) and (d) of Item 4 of Form S-4.

Response: In response to the Staff’s comment, a new section has been added on page 21 of the Amendment.

Voting by Trulia’s Directors and Executive officers, page 18

10.	We note the disclosure that certain Trulia directors have entered into voting agreements with Zillow that obligate them to vote for the merger agreement and the other proposals to be considered at the Trulia special meeting. Please disclose the percentage of Trulia’s total voting power held by these directors.

October 17, 2014

Response: In response to the Staff’s comment, additional disclosure has been included on pages 20 and 87 of the Amendment.

Opinion of Financial Advisor to Trulia, page 19

11.	Please disclose the compensation paid to J.P. Morgan and Qatalyst Partners LP for services rendered in connection with the mergers.

Response: In response to the Staff’s comment, additional disclosure has been included on page 22 of the Amendment.

Interests of Officers and Directors in the Mergers, page 20

12.	Revise to briefly describe the interests that directors and executive officers of Zillow and Trulia may have in the mergers that are different from the interests of Zillow shareholders and Trulia stockholders. Quantify the benefits that Trulia executive officers and directors will receive as a result of the vesting of unvested Trulia equity awards. Also, we note that two of Trulia’s directors will serve as directors on the Holdco board. Please disclose, as indicated on page 131, that Zillow and Trulia have determined that Mr. Flint will be one of the Trulia board designees. Explain how the other Trulia director will be chosen and tell us when you expect the selection will be made.

Response: In response to the Staff’s comment, the disclosure has been revised on page 23 of the Amendment.

In addition, we respectfully note that the disclosure in the “Interests of Officer and Directors in the Mergers” section includes a reference to the “The Mergers – Interests of Officers and Directors in the Mergers” section on page 131, which includes further description of the interests that directors and executive officers of Trulia have in the Trulia merger that are different from the interests of Trulia stockholders in the merger, as well as quantification of the benefits that Trulia executive officers and directors may or will receive as a result of any equity acceleration that may be triggered in connection with the Trulia merger.

Risk Factors, page 36

13.	We note the statement in the opening paragraph of this section that “Additional risks and uncertainties not presently known to Zillow and Trulia or that are not now believed to be important also may adversely affect the mergers and Holdco following the mergers.” Please remove this statement as your risk factor section should address current and known material risks.

Response: In response to the Staff’s comment, the disclosure has been revised on page 40 of the Amendment to remove the language referenced in the Staff’s comment.

October 17, 2014

Risk Factors Relating to Holdco After Completion of the Mergers

“Zillow and Trulia Will Continue to, and Holdco Will, Face Intense Competition to Attract and Retain Users and Advertisers,” page 41

14.	Please tell us what consideration you have given to addressing in this risk factor changes in the competitive landscape of the U.S. online real estate sector, such as News Corp’s recent announcement that it will acquire Move, Inc.

Response: The Company acknowledges that the real estate media segment is intensely competitive. The Company considered the number and variety of competitors, as well as changes in the competitive landscape, when drafting the aforementioned risk factor. Management’s assessment of the competitive risk to the Company is reflected in part by the risk factor being ordered first in the section and closely followed by the second and third risk factors regarding competition for qualified personnel and brand awareness. With other large segment participants like Move, Inc., as well as the tens of thousands of local brokerage and other real estate sites and more traditional real estate advertising media such as newspaper and home/apartment guide publications, the real estate media competitive landscape is constantly changing. The recent announcement of News Corp’s plan to acquire Move, Inc. demonstrates the growing awareness of potential future growth of the segment and highlights, but does not dramatically change, the ever-present need to innovate, differentiate, and enhance value to advertisers, which is addressed in the risk factor.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, Zillow, Inc. and Trulia, Inc.

Note 2. Basis of Pro Forma Presentation, page 53

15.	We note that the shares to be issued upon conversion of Trulia’s outstanding Convertible Senior Notes will be convertible into shares of Holdco Class A common stock. Please revise your disclosure to clarify whether the conversion price will be adjusted when Holdco enters into the supplemental indenture to convert the right to receive Trulia shares into the right to receive Holdco shares. If so, please tell us how you considered the fact that the conversion ratio used to convert Trulia’s shares into Holdco shares contains an implicit premium over the trading price of Trulia’s shares as of August 29, 2014 in your pro forma presentation. If not, please tell us how you considered the fact that the market price of Zillow is substantially in excess of the market price of Trulia in your pro forma presentation.

Response: In response to the Staff’s comment, the disclosure has been revised on page 60 of the Amendment to clarify that the initial conversion ratio will be adjusted when Holdco enters into the supplemental indenture to convert the right to receive Trulia shares into

October 17, 2014

the right to receive Holdco shares as related to the Senior Convertible Notes (the “2020 Notes”). The pro forma condensed combined financial statements and related disclosures have also been revised to disclose the preliminary fair value of the 2020 Notes as of the assumed date of the merger. In accordance with the guidance included in ASC 470-20-25-13, the substantial debt premium of $88.1 million has been recorded as additional paid-in capital in the unaudited pro forma condensed combined balance sheet as of June 30, 2014.

Note 5. Pro Forma Adjustments, page 56

16.	Please revise footnote (h) to disclose the assumed number of shares to be issued by Holdco for the purpose of determining this adjustment.

Response: In response to the Staff’s comment, footnote (h) has been revised.

17.	Please revise footnotes (k) through (m) to clearly describe how you determined the amount of adjustment needed to eliminate Trulia’s historical amortization expense. In this regard, we note that Trulia Inc. disclosed on page 95 of the Form 10-K for the Fiscal Year Ended December 31, 2013 that they recorded total intangible amortization of $5.8 million, which does not agree to the total adjustments recorded to eliminate this item in your pro forma financial statements.

Response: In response to the Staff’s comment, the disclosures have been revised on pages 63 and 64 of the Amendment to describe that the adjustments needed to eliminate Trulia’s historical amortization expense include the elimination of amortization expense related to the pro forma impact of the acquisition of Market Leader, Inc. by Trulia, including the corresponding dollar amounts in footnotes (l) through (n). Footnote (k) was not impacted as there was no need for an elimination of amortization expense to cost of revenue related to the pro forma impact of the acquisition of Market Leader, Inc. by Trulia.

Note 5. Pro Forma Adjustments, page 56

18.	We note your presentation of weighted average historical earnings per share based on historical outstanding shares of Trulia at August 29, 2014. Please revise your disclosure to present a pro forma measure of earnings per share based on the historical weighted average shares outstanding as of December 31, 2013 and June 30, 2014.

Response: In response to the Staff’s comment, the disclosure has been revised on page 65 of the Amendment to present a pro forma measure of earnings per share based on the historical weighted average shares outstanding as of December 31, 2013 and June 30, 2014.

October 17, 2014

Background of the Mergers, page 86

19.	You indicate that prior to 2014, Zillow approached Trulia twice to discuss a potential strategic business combination but both times the discussions were inconclusive and were terminated by Trulia. Please briefly explain the reasons Trulia terminated the earlier discussions and disclose what was different in 2014 that caused Trulia to decide to pursue a transaction with Zillow.

Response: In response to the Staff’s comment, the disclosure has been revised on page 91 of the Amendment.

20.	Please disclose the role, if any, that Qatalyst Partners LP had in the 2014 merger negotiations.

Response: In response to the Staff’s comment, the disclosure has been revised on page 131 of the Amendment.

21.	Please identify the unaffiliated significant holders of Zillow and Trulia common stock who participated in the merger discussions. For example, identify which significant shareholder was present at the June 17, 2014 dinner with representatives of Zillow and Trulia.

Response: We respectfully submit that the identity of the unaffiliated significant holders of Zillow and Trulia common stock is not material in light of the fact that none of them entered into binding agreements to vote in favor of or otherwise support the approval of the mergers. In addition, Zillow is bound by confidentiality obligations to such significant holders of Zillow common stock.

22.	On page 92, your disclosure refers to discussions regarding the retention program first discussed on July 2, 2014. The disclosure indicates that the discussions took place over a 10-day period. Revise this section of your filing to describe each meeting or discussion rather than present them as a group.

Response: In response to the Staff’s comment, the disclosure has been revised on page 98 of the Amendment.

23.	Also on page 92, you indicate that on July 17 and July 19 the Trulia board discussed potential strategic alternatives to Zillow’s proposal. Please revise to provide a description of the other strategic transactions considered during these discussions and the reasons those alternatives were rejected.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 97 and 98 of the Amendment.

October 17, 2014

24.	Please include a discussion of the negotiations surrounding the decision to seek authorization of nonvoting Class C capital stock in Holdco’s amended and restated articles of incorporation and why such authorization was made a condition of the completion of the mergers.

Response: In response to the Staff’s comment, additional disclosure has been provided on pages 99 and 100 of the Amendment.

Recommendation of the Zillow Board; Zillow’s Reasons for the Merger, page 95

25.	Refer to the fourth bullet point on page 96. Revise to discuss how Zillow’s board considered current financial market conditions and historical market prices, volatility and trading information with respect to Zillow Class A common stock and Trulia common stock in reaching its decision to adopt the merger agreement and recommend the approval of the merger agreement to its shareholders. Disclose why these factors were viewed as positive in the analysis. Provide similar disclosure for the third bullet on page 110.

Response: In response to the Staff’s comment, amended disclosure has been provided on pages 101 and 116 of the Amendment.

Certain Prospective Financial Information Reviewed by the Zillow Board and Zillow’s Financial Advisor, page 98

26.	Please revise the disclosure here and on pages 113 and 114 to discuss the material assumptions underlining the prospective financial information prepared by Zillow and Trulia, including the assumptions used to calculate the expected synergies between the companies. Also, in regard to the adjusted Trulia forecasts, disclose the adjustments made by Zillow management to the prospective financial information provided by Trulia management and explain why they were made. Provide similar information for the adjusted Zillow forecasts on page 115.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 104 and 106 of the Amendment, which revisions, among other things, clarify that the Adjusted Trulia Forecasts were not the result of adjustments made by Zillow management to the prospective financial information provided by Trulia, but rather were the result of an alternative forecasting exercise conducted by Zillow management. In addition, the disclosure regarding certain prospective financial information reviewed by the Trulia board of directors and Trulia’s financial advisor has been revised on pages 118, 119, 120 and 121 of the Amendment, which revisions, among other things, clarify that the Adjusted Zillow Projections were not the result of adjustments made by Trulia management to the prospective financial information provided by Zillow, but rather were the result of an alternative forecasting exercise conducted by Trulia management.

Opinion of Financial Advisor to Zillow, page 101

27.	Please provide us with copies of the materials prepared by Goldman Sachs in connection with its fairness opinion, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations to Zillow’s board. Please also provide copies of similar materials prepared by J.P. Morgan in connection with its fairness opinion to Trulia’s board.

October 17, 2014

Response: In response to the Staff’s comment, counsel to Goldman Sachs is supplementally providing to the Staff a copy of the board presentation prepared by Goldman Sachs in connection with Goldman Sachs’ fairness opinion, rendered on, and presented orally to the Zillow board of directors on, July 27, 2014, together with a request for confidential treatment of such materials under the Freedom of Information Act. Such presentation will be provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. Counsel to Goldman Sachs will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83. Goldman Sachs has requested that such materials be returned promptly to its counsel following completion of the Staff’s review thereof. The Goldman Sachs presentation is not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

Counsel to J.P. Morgan is supplementally providing to the Staff a copy of the board presentation prepared by J.P. Morgan in connection with J.P. Morgan’s fairness opinion, rendered on, and presented orally to the Trulia board of directors on, July 27, 2014, together with a request for confidential treatment of such materials under the Freedom of Information Act. Such presentation will be provided pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. Counsel to J.P. Morgan will request confidential treatment of the presentation pursuant to 17 C.F.R. § 200.83. J.P. Morgan has requested that such materials be returned promptly to its counsel following completion of the Staff’s review thereof. The J.P. Morgan presentation is not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

28.	Please disclose any instructions given to Goldman Sachs in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment. As described in Goldman Sachs’ opinion attached as Annex D to the Amendment, the Zillow board of directors requested Goldman Sachs’ opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Zillow common stock of the Zillow exchange ratio pursuant to the merger agreement, taking into account the Trulia merger. We supplementally confirm that the Zillow board of directors did not impose any limitations on the scope of Goldman Sachs’ investigation.

29.

You disclose on page 109 that that $5.0 million of Goldman Sachs transaction fee became payable upon execution of the merger agreement and that the remainder “is payable upon completion of the mergers.” Please revise this disclosure to clearly

October 17, 2014

indicate, if true, that the remaining portion of Goldman Sach’s transaction fee is contingent on successful completion of the mergers. Please tell us whether the contingent portion of the transaction fees owed to Goldman Sachs and J.P. Morgan will be paid if Zillow and Trulia shareholders approve the mergers but not the authorization of Holdco’s nonvoting Class C common stock.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 22 and 115 of the Amendment. As payment of the remaining portions of the transaction fees is contingent upon the completion of the mergers, in the event Zillow shareholders and Trulia stockholders approve the mergers but not the authorization of Holdco’s nonvoting Class C common stock, the contingent portions of the transaction fees owed to Goldman Sachs and J.P. Morgan will solely be paid if the mergers nonetheless are successfully completed.

30.	We note the discussion of your material relationships with Goldman Sachs on page 109. Please revise to provide a narrative and quantitative description of the fees paid to Goldman Sachs in connection with these prior relationships, including the fees paid to the Goldman Sachs’ Investment Banking Division in connection with the public offerings of Zillow Class A common stock in September 2012 and August 2013. Refer to Item 4(b) of Form S-4 and Item 105(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure has been revised on page 115 of the Amendment.

31.	Please consider revising the summaries of each of the financial analyses provided by Goldman Sachs and J.P. Morgan to state clearly how each analysis supports the conclusion that the transaction is fair from a financial point of view to shareholders.

Response: In response to the Staff’s comment, the disclosure has been revised on page 113 of the Amendment. In addition, Goldman Sachs informed Zillow that it did not isolate the various analyses described under the heading “Opinion of Financial Advisor to Zillow” in the Amendment and reach separate conclusions with respect to what each analysis indicates. Rather, Goldman Sachs reached a single conclusion as to fairness based on its experience, professional judgment and the analyses as a whole.

We note that this concept is reflected in the third full paragraph on page 114 of the Amendment, which states that “[t]he preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.”

October 17, 2014

J.P. Morgan informed Trulia that it did not isolate the various analyses described under the heading “Opinion of Financial Advisor to Trulia” in the Amendment and reach separate conclusions with respect to what each analysis indicates. Rather, J.P. Morgan reached a single conclusion as to fairness based on its experience, professional judgment and the analyses as a whole.

We note that this concept is reflected in the second full paragraph under the heading “Opinion of Financial Advisor to Trulia” on page 130 of the Amendment, which states that “[t]he preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.”

Illustrative Financial Contribution Analysis, page 103

32.	Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the implied standalone enterprise value calculated for Zillow and Trulia, (2) the weighted average valuation multiples for revenue and Adjusted EBITDA for each applicable year, and (3) the implied standalone equity market capitalization for each company. Also, explain the significance of the implied exchange ratios appearing in the table on page 104.

Response: In response to the Staff’s comment, the disclosure has been revised on page 109 of the Amendment to correspond with information presented by Goldman Sachs to the board of directors of Zillow.

Illustrative Present Value of Future Share Price Analysis, page 105

33.

Please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. For example, explain the “levered market capitalization” used in the analysis and how Goldman Sachs selected the multiple range of 20.0x to 30.0x. Also, disclose the implied enterprise value of each of Zillow and Holdco and the implied future value per share of each company. Disclose

October 17, 2014

what Goldman Sachs concluded based on the implied percent per share value impact ranges for 2016 and 2017 and what they advised the board based on these ranges. Address the significance, if any, of the size of the ranges, which we note for 2016 is 5.6% to 123.7% and for 2017 is 2.8% to 119.3%.

Response: In response to the Staff’s comment, the disclosure has been revised on page 110 of the Amendment.

Selected Company Analysis, page 105

34.	You disclose that Goldman Sachs selected the companies used in this analysis because they are publicly traded companies with operations that may be considered similar to certain operations of Zillow and Trulia. Please revise this disclosure to explain in more detail the criteria used to select the companies for the analysis. Disclose whether any companies that met the criteria were excluded from the analysis and, if so, the reasons for doing so. Provide similar enhanced disclosure for J.P. Morgan’s Select Public Trading Multiples analysis on page 117.

Response: In response to the Staff’s comment, the disclosure has been revised on page 111 of the Amendment.

As disclosed on page 123 of the Amendment, J.P. Morgan compared selected financial data of Trulia and Zillow with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be analogous to that of Trulia and Zillow. The Company respectfully advises the Staff that the Amendment does explain the criteria J.P. Morgan used to select the companies for its Select Public Trading Multiples analysis. Specifically, page 123 of the Amendment describes that “the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Trulia and Zillow based on business sector participation, financial metrics and form of operations.” The Company believes that providing further additional details of the criteria would not be material to the stockholders of Trulia or the shareholders of Zillow for purposes of voting on the mergers. No companies were excluded from such analysis that, in J.P. Morgan’s judgment, met the criteria disclosed in the Amendment.

Illustrative Pro Forma Accretion / Dilution Analysis, page 107

35.	Please revise to disclose the data underlying the results described in this analysis and to show how that information led to the conclusion that the proposed transaction would be accretive to Zillow shareholders on an earnings per share basis for each scenario tested. Provide similar disclosure for J.P. Morgan’s Value Creation Analysis – Intrinsic Value approach appearing on page 122.

October 17, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on pages 112-113 and 128 of the Amendment.

The Company respectfully advises the Staff that J.P. Morgan did not perform its value creation analysis on an earnings per share basis. Rather, as described on page 128 of the Amendment, J.P. Morgan calculated accretion in economic equity value by comparing the implied pro forma equity value of the combined company attributable to Trulia stockholders to the implied equity value of Trulia on a standalone basis derived from its discounted cash flow analysis.

Selected Transactions Analysis, page 107

36.	Please revise this disclosure in this section to explain in more detail the criteria applied to select the transactions used for the analysis and disclose whether any transactions that met the criteria were excluded from the analysis and, if so, the reasons for doing so. Provide similar enhanced disclosure for J.P. Morgan’s Select Transactions Analysis on page 121.

Response: In response to the Staff’s comment, the disclosure has been revised on page 113 of the Amendment.

As disclosed on page 127 of the Amendment, J.P. Morgan reviewed the precedent transactions listed in the Amendment involving companies that engaged in businesses that J.P. Morgan judged to be analogous to Trulia’s businesses. The Company respectfully advises the Staff that the Amendment does explain the criteria J.P. Morgan used to select the transactions used for the analysis. Specifically, page 127 of the Amendment describes that “[t]hese transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Trulia based on business sector participation, operational characteristics and financial metrics.” The Company believes that providing further additional details of the criteria would not be material to the stockholders of Trulia or the shareholders of Zillow for purposes of voting on the mergers. No transactions were excluded from such analysis that, in J.P. Morgan’s judgment, met the criteria disclosed in the Amendment.

Opinion of Financial Advisor to Trulia,

Selected Public Trading Multiples, page 117

37.	We note that J.P. Morgan applied a range of values derived from its analysis of selected companies’ 2015 revenue and Adjusted EBITDA. Please revise your disclosure to explain how J.P. Morgan developed its applied range, which is narrower than the range of multiples based on the applicable selected companies.

October 17, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on page 124 of the Amendment.

Contribution Analysis, page 119

38.	Explain how J.P. Morgan concluded that this analysis supported its fairness opinion when two of the three implied exchange ratios it calculated exceed the Trulia exchange ratio in the merger agreement.

Response: The Company respectfully advises the Staff that J.P. Morgan has informed the Company that they reach a single conclusion as to fairness based on their experience, professional judgment and their analyses as a whole. J.P. Morgan, as part of its fairness determination, does not isolate the various analyses and reach separate conclusions with respect to whether or not any particular analysis “supports” or “weakens” its opinion. We note that this concept is reflected in the second full paragraph under the heading “Opinion of Financial Advisor to Trulia” on page 130 of the Amendment, which states that “[t]he preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.”

Selected Transactions Analysis, page 121

39.	We note that J.P. Morgan applied a range of 10.0x to 23.0x to calculate an estimated range of equity values per share for Trulia common stock. Please expand your disclosure to explain how J.P. Morgan developed this applied range based on the range produced by the targeted transactions.

Response: In response to the Staff’s comment, the disclosure has been revised on page 128 of the Amendment.

Compensation of Directors and Other Management, page 132

40.	We note the statement in this section that you currently expect that the compensation to be paid to non-employee directors and executive officers of Holdco will be substantially similar in nature to the compensation paid to Zillow’s non-employee directors and executive officers immediately prior to the mergers. Please clarify whether or not Holdco has determined the compensation to be paid to its non-employee directors and executive officers.

October 17, 2014

Response: In response to the Staff’s comment, the disclosure has been revised on page 139 of the Amendment to clarify that Holdco has not yet determined the compensation to be paid to its directors and executive officers.

Material U.S. Federal Income Tax Consequences, page 136

41.	If you intend the tax discussion section to set forth the opinions of Zillow’s and Trulia’s counsel and the tax opinions to be filed as an exhibits to be short-form tax opinions, please:

•	revise the discussion under “Material U.S. Federal Income Tax Consequences of the Transactions” to clearly state that the discussions and each of the conclusions are the opinions of counsel;

•	ensure that each counsel presents its full opinion under “Material U.S. Federal Income Tax Consequences of the Merger” and clearly identifies the matters upon which it is opining; and

•	ensure that each counsel expresses its views regarding the tax consequences of the transaction to investors and in doing so that it avoids the use of phrases such as “intended to be a reorganization” and “[ a]ssuming the merger so qualifies...”

Response: In response to the Staff’s comment, the disclosure has been revised on pages 27, 143, 144, 145 and 218 of the Amendment.

The Merger Agreement, page 145

42.	We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Zillow Trulia or Holdco, as well as your ensuing qualifications regarding investors’ ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

October 17, 2014

Response: In response to the Staff’s comment, the disclosure on page 152 of the Amendment has been revised.

Voting Agreements

Non-Competition, page 167

43.	Please disclose if any compensation was provided to Mr. Flint in connection with his agreement not to compete with Zillow or Holdco.

Response: In response to the Staff’s comment, the disclosure has been revised on page 174 of the Amendment.

Exhibits and Financial Statement Schedules, page II-2

44.	The second footnote to the table references omitted schedules to your Agreement and Plan of Merger. Please file a list briefly identifying the contents of all omitted schedules. Refer to Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, a list of the omitted schedules has been included at the end of the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus.

Trulia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

45.	We note your disclosure that you derive revenues from software-as-a-service. Please address the following:

•	Tell us the nature of these arrangements, including any set-up fees charged, the typical subscription terms and billing frequency. If these vary by customer type, such as individual or franchise network, please provide this information by significant customer type.

•	Tell us your revenue recognition policy for this revenue stream, including whether your customers have the right to take possession of the software, and tell us what consideration was given to disclosing your policy.

October 17, 2014

•	If you charge a set-up fee related to this revenue stream, please tell us your accounting policy related to this fee including whether the services related to this fee have stand-alone value.

Response: In response to the Staff’s comment, Trulia provided the Company with the following information:

•	Trulia’s software-as-a-service is sold both directly to real estate professionals and through franchise partners as a bundle of products under a fixed fee subscription. These products were acquired through Trulia’s acquisition of Market Leader in August 2013.

For sales directly to real estate professionals, Trulia sells a comprehensive premium software-as-a-service based marketing product that allows real estate professionals to better promote themselves and their listings, connect with transaction-ready consumers, and manage ongoing relationships with potential buyers, including personalized, customer-branded websites with multiple listing service integration that are optimized to generate consumer response. The effective term of these arrangements is month to month under a fixed fee and Trulia bills monthly through credit cards in the beginning of the month for which services are provided. Trulia may also charge an upfront non-refundable one-time activation fee for new accounts. There are no services required by Trulia to fulfill these activation fees and in almost all instances Trulia waives these activation fees.

For its franchise partners, Trulia has created a “Base” product that lacks the full functionality of its “Premium” product sold directly to real estate professionals. Franchise partners provide this Base product to their real estate professional partners for a monthly fee which is billed at the end of each month in a single invoice sent to the franchisor. These franchisor agreements are generally for a fixed term of two to three years. The real estate professional partners of the franchisor may elect to upgrade the Base product to a Premium product. Such Premium product sales to Trulia are treated the same as direct sales to other real estate professionals. Trulia also charges franchisors an upfront non-refundable one-time set up fee to onboard Trulia’s software-as-a-service software with the franchisor’s brand (e.g. branding of Trulia’s software with franchisor name).

•	Trulia’s arrangements with real estate professionals and franchisors do not allow for the customer to take possession of software and in accordance with ASC 985-605-55-121 Trulia does not have a software element and it is not within the scope of ASC 985-605. Trulia has considered applicable disclosure requirements, including ASC 605 and ASC 985-605, when developing and assessing its disclosure policies related to its software-as-a-service revenue stream.

October 17, 2014

For sales directly to real estate professionals, Trulia recognizes revenue in the month services are provided which also represents the month billed via credit card. If Trulia is not able to successfully charge a credit card during the month, it will not recognize revenue and will cease providing services to the customer. Upfront non-refundable one-time activation fees (when charged) prior to August 2014 were recognized over the average customer life which was estimated as 11 months. In the three months ended March 31, 2014 and June 30, 2014, respectively, $1,445 and $9,880, was billed to customers for activation fees which was recognized as revenue over the average customer life. There was no amount recognized for activation fees in September 2014 as all amounts were waived.

For franchise partners, Trulia recognizes software-as-a-service revenue in the month services are provided and bills at the end of the last day of each month. Trulia actively monitors its outstanding receivables and has a historic practice of receiving payment timely. Trulia defers upfront non-refundable one-time set-up fees and recognizes these fees as revenue over the expected customer life. This customer life ranges from 24 to 36 months. In the three months ended March 31, 2014 and June 30, 2014, respectively, Trulia recognized $4,583 and $3,125 of upfront non-refundable one-time set up fees as revenue. Trulia had $36,875 and $34,971, respectively, recorded as deferred revenue related to these upfront non-refundable one-time set-up fees as of March 31, 2014 and June 30, 2014.

•	See response above for discussion on Trulia’s accounting policies for set-up fees related to this revenue stream.

Trulia has determined that set-up fees related to its franchise arrangements have stand-alone value as they could be performed by other vendors.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Advertising Expense, page 7

46.	We note that you do not record revenue or expense for barter transactions because the fair value of neither the advertising surrendered nor the advertising received is determinable. We also note that you earn revenues from selling advertising as a part of your regular business activities. In light of this, please tell us the factors considered when concluding that you are unable to determine a fair value of advertising surrendered, including your consideration of the guidance in ASC 605-20-25-15 through 18, as well as the disclosure requirements in ASC 605-20-50-1.

Response: In response to the Staff’s comment, Trulia provided the Company with the following information:

October 17, 2014

In an effort to extend its for-sale marketplace into adjacent markets, Trulia pursues small size rental properties (“Small Properties”) around the country to advertise on its website. These Small Properties represent single and multiple unit buildings that are managed on a limited scale (often a single unit) and does not include professionally managed locations in multiple unit buildings that have many units available for rent (“Large Properties”).

For Small Properties, listings can be sourced either directly from Trulia’s website or through partners. For listings sourced directly from Trulia’s website, a user can self-serve and add a listing to its website. Any leads for these self-served listings are provided back to the user at no charge. For small property partner listings, Trulia proactively develops relationships with small property partners and enters into arrangements that allow the small property partner to display their listings on Trulia’s website in return for the small property partner receiving leads back to them related to their properties at no charge.

For Large Properties, Trulia has a single partner that provides listings to it, and Trulia charges the large property partner a per-lead fee for leads provided to them related to listings provided by them.

In 2014, Trulia amended its relationship with its single partner for Large Properties to include listings from a website that they manage that has different characteristics than the other large properties that they manage. This new website has listing characteristics similar to the Small Properties, and the arrangement Trulia has with its large property partner is for them to provide listings to Trulia from this new website and for Trulia to provide leads to them for free related to these listings.

For both Small Properties and the new website related to its large property partner, Trulia accounts for and discloses these arrangements in accordance with ASC 605. ASC 605-20-25-15 states that if the fair value of the advertising surrendered in the barter transaction is not determinable within the limits of paragraphs 605-20-25-16 through 25-18, then the barter transaction shall be recorded based on the carrying amount of the advertising surrendered, which likely will be zero. The value of the advertising in these arrangements was not determinable because Small Properties are not comparable to our Large Properties that Trulia monetizes. Trulia has no historical practice of monetizing Small Properties and it is unclear what, if any, monetizing Trulia would be able to achieve. Trulia has therefore recognized no revenue nor expense from the advertising barter transactions for each income statement period presented.

ASC 605 also requires disclosures for registrants that engage in advertising barter transactions for which the fair value is not determinable. These disclosures include information regarding the volume and type of advertising surrendered and received and shall be disclosed for each income statement period presented.

October 17, 2014

Trulia has disclosed that barter transactions did occur, but Trulia has not disclosed the volume or type of advertising surrendered as it believes any amounts would not be material to the Company’s financial statements or disclosures, and would be misleading in comparison to the Large Properties which are monetized. Trulia intends to monitor the activity for these transactions and if it begins to monetize the Small Properties or the new website, the Company will re-evaluate the amount of revenue recognized for barter transactions.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Spencer M. Rascoff

Spencer M. Rascoff

President and Chief Executive Officer

cc:	Peter Flint
Trulia, Inc.

David F. McShea
Andrew B. Moore
Perkins Coie LLP

Steve L. Camahort
Shearman & Sterling LLP

Rezwan D. Pavri
Goodwin Procter LLP

Michael S. Ringler
Wilson Sonsini Goodrich & Rosati, P.C.